Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-271271

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated May 18, 2023 to which it relates, each as amended or supplemented (collectively, the "Prospectus"), and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of Westport Fuel Systems Inc. ("Westport Fuel Systems" the "Corporation", "we", "us" or "our") at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2, telephone (604) 718-2046 and are also available electronically at www.sedarplus.ca. See "Documents Incorporated by Reference".

PROSPECTUS SUPPLEMENT
(to the short form base shelf prospectus dated May 18, 2023)

New Issue	September 13, 2024

WESTPORT FUEL SYSTEMS INC.

UP TO U.S.$35,000,000 OF COMMON SHARES

This Prospectus Supplement, together with the Prospectus, qualifies for distribution up to U.S.$35,000,000 of common shares (the "Common Shares") in the capital of Westport Fuel Systems (the "Offering"). Westport Fuel Systems has entered into an equity distribution agreement dated September 13, 2024 (the "Equity Distribution Agreement") with Craig-Hallum Capital Group LLC and H.C. Wainwright & Co., LLC (collectively, the "U.S. Agents") and Cormark Securities Inc. (the "Canadian Agent" and collectively with the U.S. Agents, the "Agents") relating to the Common Shares offered by this Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Equity Distribution Agreement, and except as noted below, Westport Fuel Systems may distribute up to U.S.$35,000,000 of Common Shares from time to time through the Agents, as agents for the distribution of the Common Shares pursuant to the Offering. See "Plan of Distribution".

Our issued and outstanding Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT" and on the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "WPRT". On September 12, 2024, the last completed trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares listed on the TSX and on the Nasdaq was Cdn $7.14 per Common Share and U.S.$5.26 per Common Share, respectively. Westport Fuel Systems has applied to list the Common Shares offered by this Prospectus Supplement and the Prospectus on the TSX. Listing of the Common Shares on the TSX will be subject to Westport Fuel Systems fulfilling all of the listing requirements of the TSX. Westport Fuel Systems has given notice to the Nasdaq of the offering of the Common Shares offered by this Prospectus Supplement and the Prospectus.

Investing in securities of Westport Fuel Systems is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under "Risk Factors" herein, in the Prospectus and in the annual information form of Westport Fuel Systems incorporated by reference in the Prospectus at the relevant time and the risks otherwise described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, prior to investing in any Common Shares offered hereby.

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This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference into this Prospectus have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are subject to applicable Canadian and U.S. auditing and auditor independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should consult their own tax advisors with respect to their own particular circumstances prior to deciding to purchase the securities described herein. See "Certain Canadian Federal Income Tax Considerations" and "Material U.S. Federal Income Tax Considerations for U.S. Holders".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Sales of Common Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions ("NI 44-102"), including sales made directly on the TSX, Nasdaq or on any other recognized "marketplace" within the meaning of National Instrument 21-101 Marketplace Operation, in Canada or the United States, upon which the Common Shares are listed, quoted or otherwise traded (each, a "Marketplace"). The Common Shares will be distributed at market prices prevailing at the time of the sale of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution. The Canadian Agent will only sell Common Shares on Marketplaces in Canada and the U.S. Agents will only sell Common Shares on Marketplaces in the United States. If expressly authorized by the Corporation, the U.S. Agents may also sell Common Shares in privately negotiated transactions in the United States, in accordance with the Equity Distribution Agreement. The sales, if any, of such Common Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers' transactions on the Nasdaq at market prices, or as otherwise agreed upon by the Corporation and the U.S. Agents. The Offering is being made in the United States under a registration statement on Form F-10 (File No. 333-271271) (the "Registration Statement"), filed with and declared effective by the SEC under the United States Securities Act of 1933, as amended ("U.S. Securities Act"). There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See "Plan of Distribution".

Pursuant to the terms of the Equity Distribution Agreement, Westport Fuel Systems will compensate the Agents for their services in acting as agents in the sale of the Common Shares pursuant to the Offering in an amount up to or equal to 3.0% of the gross proceeds from sales of the Common Shares made on the TSX, Nasdaq or any other Marketplace. Westport Fuel Systems estimates that the total expenses that it will incur for the Offering, excluding compensation payable to the Agents under the terms of the Equity Distribution Agreement, will be approximately $0.6 million. See "Plan of Distribution".

No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares in connection with the Offering. See "Plan of Distribution".

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Further particulars concerning the attributes of the Common Shares are set out under "Description of Common Shares" in the Prospectus, which provides for the issuance from time to time over a 25-month period from May 18, 2023 onward of up to U.S.$200,000,000 of the Corporation's Common Shares. preferred shares, subscription receipts, warrants to purchase Common Shares, senior or subordinated debt securities and/or units comprised of one or more such securities in any combination.

D. Hancock, K. Schaller and E. Wheatman are directors of the Corporation who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our head office is located at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

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PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE	1
SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS	1
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	4
DOCUMENTS INCORPORATED BY REFERENCE	4
WESTPORT FUEL SYSTEMS INC.	6
OUR BUSINESS	6
CONSOLIDATED CAPITALIZATION	6
USE OF PROCEEDS	6
PLAN OF DISTRIBUTION	7
PRIOR SALES	8
MARKET FOR SECURITIES	9
RISK FACTORS	9
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	12
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS	15
EXEMPTIONS	20
LEGAL MATTERS	20
AGENT FOR SERVICE OF PROCESS	21
AUDITORS	21

BASE SHELF PROSPECTUS

DEFINITIONS AND OTHER MATTERS	1
NON-GAAP FINANCIAL MEASURES	1
SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	3
WHERE YOU CAN FIND ADDITIONAL INFORMATION	4
ENFORCEABILITY OF CIVIL LIABILITIES	5
WESTPORT FUEL SYSTEMS INC.	5
OUR BUSINESS	5
RECENT DEVELOPMENTS	6
CONSOLIDATED CAPITALIZATION	6
USE OF PROCEEDS	6
PLAN OF DISTRIBUTION	7
EARNINGS COVERAGE	10
DESCRIPTION OF COMMON SHARES	10
DESCRIPTION OF PREFERRED SHARES	10
DESCRIPTION OF SUBSCRIPTION RECEIPTS	11
DESCRIPTION OF WARRANTS	12
DESCRIPTION OF DEBT SECURITIES	13
DESCRIPTION OF UNITS	15
PRIOR SALES	16
MARKET FOR SECURITIES	17
SELLING SECURITYHOLDERS	17
RISK FACTORS	17
CERTAIN INCOME TAX CONSIDERATIONS	18
EXEMPTIONS	18
LEGAL MATTERS	18
AGENT FOR SERVICE OF PROCESS	18
AUDITORS	19
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	19
PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS	19

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into the Prospectus. The second part, the Prospectus, provides more general information. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the Prospectus. Capitalized terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

No person is authorized by us to provide any information or to make any representation other than as contained in this Prospectus Supplement or in the Prospectus in connection with the issue and sale of the Common Shares. An investor should rely only on the information contained in this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. Westport Fuel Systems and the Agents have not authorized anyone to provide investors with additional or different information. Westport Fuel Systems and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

Westport Fuel Systems and the Agents are not offering to sell the Common Shares in any jurisdictions where the offer or sale of the Common Shares is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of any sale of the Common Shares. The business, financial condition, capital, results of operations and prospects of Westport Fuel Systems may have changed since those dates. Westport Fuel Systems does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Westport Fuel Systems' annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein may have been rounded for clarity of presentation.

The documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the Prospectus contain meaningful and material information relating to Westport Fuel Systems and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein constitute forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable securities laws. When used in such documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement and the Prospectus and the documents incorporated by reference contain forward-looking statements which include, but are not limited to, the termination of the Offering upon the maximum amount of sales of Common Shares being completed hereunder; sales of Common Shares under the Offering; the use of net proceeds of the Offering; our intention to complete the Offering on the terms and conditions described herein; the listing of the Common Shares on the TSX and the Nasdaq and the anticipated effect of the Offering on the performance of Westport Fuel Systems; the expansion of our product offering; the termination of our business in Russia and the timing and impacts thereof; the long-term replacement of fossil fuels with low/zero emissions propulsion systems for transportation; the future role of liquified natural gas ("LNG"), renewable natural gas, biomethane and hydrogen; the future supply of, demand for, and costs of hydrogen; and the ability of Westport Fuel Systems and its joint ventures to accelerate the commercialization of Westport Fuel Systems' HPDITM (as defined below) fuel system globally and realize certain performance benefits and efficiencies, including improving margins in our light-duty business, expanding our customer base and strengthening our financial position.

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In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading "Forward-Looking Information" and the Annual MD&A and Interim MD&A (each as defined below) under the heading "Forward-Looking Statements", both of which are incorporated by reference into this Prospectus Supplement and the Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

Such statements reflect the management of Westport Fuel Systems' current views with respect to future events and are subject to certain risks and uncertainties and are based upon several factors and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to several uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

•	supply of, demand for and price of lower/zero emission propulsion systems for transportation;

•	actions of government and governmental authorities, including, without limitation, the implementation of policies or other measures that promote the supply of and demand for LNG, renewable natural gas, biomethane and hydrogen;

•	conditions in the hydrogen and other industries, including fluctuations in the supply, demand and price for hydrogen, including demand for hydrogen in transportation and the implementation of hydrogen fueling infrastructure;

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	changing environmental legislation and regulations;

•	the ability to attract and retain business partners;

•	the success of our joint ventures (including the JV), including the ability to accelerate commercialization of Westport Fuel Systems' HPDI fuel system globally and realize certain performance benefits and efficiencies, including the ability to improve margins in our core business, expand our customer base and strengthen our financial position;

•	the success of our business partners and original equipment manufacturers ("OEMs") with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas, LNG, liquid petroleum gas ("LPG") and hydrogen relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

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•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas and hydrogen refueling infrastructure;

•	the ability to provide and access the capital required for research, product development, operations and marketing;

•	there could be unforeseen claims made against us;

•	our international business operations could expose us to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for our products;

•	other risks relating to our Common Shares and debt securities;

•	negative operating cash flows;

•	risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems; and

•	those other risks discussed in the AIF under the headings "Risk Factors" and "Forward-Looking Information" and in the Annual MD&A and Interim MD&A under the heading "Forward-Looking Statements".

Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of Westport Fuel Systems at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Westport Fuel Systems, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although Westport Fuel Systems has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are presented for the purposes of assisting readers in understanding Westport Fuel Systems' expected financial and operating performance and Westport Fuel Systems' plans and objectives and may not be appropriate for other purposes.

Any forward-looking statement is made only as of the date of this Prospectus Supplement, the Prospectus or the applicable document incorporated by reference herein or therein, unless otherwise indicated in such documents, and represent the views and expectations of management of the Corporation. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

References to dollars or "$" or "Cdn.$" are to Canadian currency unless otherwise indicated. All references to "U.S.$" refer to United States dollars. On September 12, 2024, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3591.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with the securities commissions or similar regulatory authorities in each province of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedarplus.ca.

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Common Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

1.	the annual information form of Westport Fuel Systems for the year ended December 31, 2023 dated and filed on March 25, 2024 (the "AIF");

2.	audited consolidated financial statements as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023 and December 31, 2022, together with the notes thereto, and the auditors' reports thereon (the "Annual Financial Statements");

3.	management's discussion and analysis ("Annual MD&A") of financial condition and results of operations dated March 25, 2024 for the fiscal year ended December 31, 2023;

4.	the material change report dated March 21, 2024 in respect of the investment agreement (the "Investment Agreement") with, inter alios, Volvo Business Services AB, providing for the establishment of, and sale of a 45% interest in, a joint venture to accelerate the commercialization and global adoption of Westport Fuel Systems’ HPDI fuel system technology for long-haul and off-road applications (the "JV");

5.	the material change report dated June 13, 2024 in respect of the closing transaction pursuant to the Investment Agreement and the launch of the JV;

6.	the management proxy circular dated May 7, 2024, relating to the annual general meeting of shareholders held on June 13, 2024;

7.	condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2024 and June 30, 2023 (the "Interim Financial Statements"); and

8.	management's discussion and analysis of financial condition and results of operations dated August 13, 2024 for the three and six months ended June 30, 2024 (the "Interim MD&A").

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 Short Form Prospectus Distributions filed by Westport Fuel Systems with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Prospectus for the purposes of the Offering.

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In addition, if we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), we will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that Westport Fuel Systems files on SEDAR+ (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be able to be obtained under the Corporation’s profile on SEDAR+ at www.sedarplus.ca. The Corporation will not use a Designated News Release to update information in the Prospectus in the event of a "material change" (as such term is defined under applicable Canadian securities laws).

Upon a new interim financial report and related management's discussion and analysis of Westport Fuel Systems being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous interim financial report and related management's discussion and analysis of Westport Fuel Systems most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Common Shares hereunder. Upon new annual financial statements and related management's discussion and analysis of Westport Fuel Systems being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual financial statements and related management's discussion and analysis and the previous interim financial report and related management's discussion and analysis of Westport Fuel Systems most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Common Shares hereunder. Upon a new annual information form of Westport Fuel Systems being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Common Shares hereunder: (i) the previous annual information form; (ii) material change reports filed by Westport Fuel Systems prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by Westport Fuel Systems for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of Westport Fuel Systems filed by Westport Fuel Systems prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of Westport Fuel Systems prepared in connection with an annual general meeting of Westport Fuel Systems being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous information circular of Westport Fuel Systems prepared in connection with an annual general meeting of Westport Fuel Systems shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Common Shares hereunder.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement, if and to the extent expressly provided in such filings. In addition, we have and will incorporate by reference into this Prospectus Supplement from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Our U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement, or the Prospectus except as so modified or superseded.

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WESTPORT FUEL SYSTEMS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

OUR BUSINESS

Westport Fuel Systems is a global organization focused on the engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Westport Fuel Systems' diverse product offerings, sold under a wide range of established global brands, enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles.

Using the JV's high pressure direct injection ("HPDI") technology, our products, and those of the JV, include the HPDI fuel system, a complete fully OEM-integrated gaseous fuels system, enabling diesel engines to operate with a range of clean-burning fuels including LNG, renewable natural gas or biomethane that are on the road today, without any performance or efficiency compromises relative to the base diesel engine platform. As part of our and the JV's portfolio of solutions, the JV's LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products.

Headquartered in Vancouver, British Columbia, Canada, with operations in Europe, Asia, North America, and South America, we serve customers in more than 70 countries with leading global transportation brands through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM ("DOEM") offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger cars and light-, medium- and heavy-duty trucks and off-road applications.

As new stringent environmental regulations mandating greenhouse gas emission ("GHG") and air pollutant reductions have been introduced in key global markets, we are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, new technology development gives us a strong position in gaseous alternative fuel systems which is driving future growth opportunities. With a track record of innovation and specialized engineering capabilities spanning several decades, we possess a strong and unique intellectual property position as evidenced by our substantial patent portfolio, trade secrets and copyrights and other intellectual property rights.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and debt capitalization which have occurred subsequent to the date of the Interim Financial Statements. In addition, as a result of the Offering, equity of Westport Fuel Systems will increase by the amount of the net proceeds, less expenses, of the Offering and there will be additional Common Shares outstanding.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds to Westport Fuel Systems of any given distribution of Common Shares through the Agents in an "at-the-market distribution" will be the gross proceeds from the distribution less the applicable compensation payable to the Agents under the Equity Distribution Agreement and our expenses of the distribution. Westport Fuel Systems currently intends to use the net proceeds from the Offering principally to fund investments in our hydrogen business, research and development and for general corporate purposes. However, management of Westport Fuel Systems will have broad discretion with respect to the actual use of the net proceeds from the Offering.

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The Corporation may invest funds which the Corporation does not immediately require in short-term investment instruments.

As disclosed in the Annual Financial Statements, the Corporation had negative cash flow from operating activities in the financial year ended December 31, 2023. While the Corporation had positive cash flow from operating activities during the three and six months ended June 30, 2024, as disclosed in the Interim Financial Statements, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities. See "Risk Factors".

Although Westport Fuel Systems intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, on the basis of results of operations or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds from the Offering. The actual amount that the Corporation spends in connection with each intended use of proceeds will depend on a number of factors and may vary materially from that set forth above. See "Risk Factors".

PLAN OF DISTRIBUTION

In accordance with the terms of the Equity Distribution Agreement, and except as noted herein, Westport Fuel Systems may distribute up to U.S.$35,000,000 of Common Shares from time to time through the Agents, as agents, for the distribution of the Common Shares pursuant to the Offering.

Sales of Common Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX, Nasdaq or any other Marketplace. The Common Shares will be distributed at market prices prevailing at the time of the sale of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution. The Canadian Agent will only sell Common Shares on Marketplaces in Canada and the U.S. Agents will only sell Common Shares on Marketplaces in the United States. If expressly authorized by the Corporation, the U.S. Agents may also sell Common Shares in privately negotiated transactions in the United States, in accordance with the Equity Distribution Agreement. The sales, if any, of such Common Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers' transactions on the Nasdaq at market prices, or as otherwise agreed upon by the Corporation and the U.S. Agents. Subject to the terms and conditions of the Equity Distribution Agreement and upon receipt of instructions provided by Westport Fuel Systems, the Agents, or selling agent thereof, will use their commercially reasonable efforts, consistent with its normal trading and sales practices, applicable laws and the applicable rules of the TSX, Nasdaq or any other applicable Marketplace, to sell the Common Shares directly on the TSX, Nasdaq or any other applicable Marketplace in accordance with the parameters specified by Westport Fuel Systems.

Westport Fuel Systems will instruct the Agents as to the number of Common Shares to be sold by the Agents from time to time by sending the Agents a notice (a "Placement Notice") that requests the Agents sell up to a specified dollar amount or a specified number of Common Shares and specifies any parameters in accordance with which Westport Fuel Systems requires the Common Shares be sold. The parameters set forth in a Placement Notice may not conflict with the provisions of the Equity Distribution Agreement. Westport Fuel Systems or the Agents may suspend the Offering upon proper notice and subject to other conditions set forth in the Equity Distribution Agreement.

Settlement for sales of Common Shares will occur on the first business day following the date on which any sales are made, or on such earlier date agreed by the Corporation and the Agents to be current industry practice for regular-way trading, in return for payment of the net proceeds to Westport Fuel Systems. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as permitted by the Equity Distribution Agreement.

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No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Westport Fuel Systems will also disclose the number and average price of Common Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management's discussion and analysis filed on SEDAR+ at www.sedarplus.ca.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all.

In connection with the sale of the Common Shares on behalf of Westport Fuel Systems, the Agents will be underwriters as defined in applicable securities legislation, and the compensation of the Agents will be deemed to be underwriting commissions or discounts. Pursuant to the terms of the Equity Distribution Agreement, Westport Fuel Systems will compensate the Agents for their services in acting as agents in the sale of the Common Shares pursuant to the Offering in an amount up to or equal to 3.0% of the gross proceeds from sales of the Common Shares made on the TSX, Nasdaq or another applicable Marketplace. Westport Fuel Systems has also agreed to reimburse Craig-Hallum Capital Group LLC for certain reasonable and documented expenses, including fees and disbursements of its counsel, up to an amount of (i) U.S.$90,000 in connection with the execution of the Equity Distribution Agreement and (ii) U.S.$5,000 in connection with each date on which Westport Fuel Systems is required to provide a certificate pursuant to Section 9.1(n) of the Equity Distribution Agreement. Westport Fuel Systems estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities, its counsel, its auditors and counsel to the Agents, but excluding compensation payable to the Agents under the terms of the Equity Distribution Agreement) will be approximately $0.6 million.

If Westport Fuel Systems or any Agent has reason to believe that the Common Shares are no longer "actively-traded securities" as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the other and sales of Common Shares pursuant to the Equity Distribution Agreement or any terms agreement will be suspended until in the Corporation's and the Agents' collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The Offering will terminate upon the earlier of: (i) June 18, 2025; (ii) the issuance and sale of all Common Shares subject to the Equity Distribution Agreement by the Agents; and (iii) the withdrawal of this Prospectus Supplement or the Prospectus.

Westport Fuel Systems has agreed to indemnify and provide contribution to the Agents against or in respect of, among other things, certain civil liabilities, including liabilities under applicable securities legislation.

Westport Fuel Systems has applied to list the Common Shares offered by this Prospectus Supplement and the Prospectus on the TSX and given notice to the Nasdaq to list the Common Shares offered by this Prospectus Supplement and the Prospectus. Listing of the Common Shares on the TSX will be subject to Westport Fuel Systems fulfilling all of the listing requirements of the TSX.

A copy of the Equity Distribution Agreement can be obtained under our profile on SEDAR+ at www.sedarplus.ca.

PRIOR SALES

The following table contains information with respect to all issuances of Common Shares or securities that are convertible into Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

Date of Issuance	Securities	Number of Securities	Exercise or Weighted Average Issue Price per Security (U.S.$)
2023
September 19	DSUs(2)	24,579	6.72

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Date of Issuance	Securities	Number of Securities	Exercise or Weighted Average Issue Price per Security (U.S.$)
September 20	PSUs(2)	35,210	6.95
2024
January 1-31	Common Shares(1)	48,652	17.94
April 1-30	Common Shares(1)	10,806	6.90
May 1-31	Common Shares(1)	6,799	6.91
June 1-30	Common Shares(1)	17,605	6.89
July 1-31	Common Shares(1)	6,500	9.48
March 27	RSUs(2)	50,000	6.82
June 13	DSUs(2)	119,835	6.05

Notes:

(1)	Represents the issuance of Common Shares issued upon exercise of restricted share units ("RSUs") and bonus shares under Westport Fuel Systems' omnibus incentive plan.

(2)	Represents the issuance of RSUs, deferred share units ("DSUs") and performance share units ("PSUs") under Westport Fuel Systems' omnibus incentive plan. Common Shares issued upon exercise of RSUs, DSUs and PSUs have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol "WPRT" and on the Nasdaq under the trading symbol "WPRT". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and the Nasdaq for the periods indicated. On September 12, 2024, the last completed trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares listed on the TSX was Cdn.$7.14 per Common Share and U.S.$5.26 as listed on the Nasdaq.

The table below was populated based on data generated by Bloomberg Terminal for trading on the TSX and by Nasdaq's website for trading on the Nasdaq.

	TSX			Nasdaq
	High (Cdn.$)	Low (Cdn.$)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Volume (Shares)
Period
2023
August	15.09	9.32	516,783	11.38	6.87	1,421,167
September	10.24	8.04	280,673	7.44	5.97	689,389
October	8.59	6.83	222,754	6.08	4.90	854,103
November	10.38	7.08	323,902	7.68	5.04	1,071,408
December	10.64	8.61	193,002	7.86	6.50	912,748
2024
January	8.95	7.27	178,226	6.70	5.51	819,012
February	9.24	7.38	162,923	6.85	5.55	703,427
March	9.99	7.32	365,302	7.41	5.43	1,613,303
April	9.01	7.50	193,342	6.74	5.45	947,164
May	8.59	7.12	241,663	6.35	5.21	1,009,298
June	9.00	7.37	126,895	6.60	5.39	676,024
July	8.90	7.42	127,315	6.50	5.40	528,769
August	8.48	7.50	134,215	6.20	5.50	443,675
September 1 – 12	7.73	7.02	98,659	5.72	5.17	277,989

RISK FACTORS

An investment in securities of Westport Fuel Systems including in Common Shares offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect our business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares and could cause actual events to differ materially from those described in forward-looking statements relating to Westport Fuel Systems.

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Net Proceeds to Westport Fuel Systems from the Offering

There is no minimum amount of funds that is required to be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell the Common Shares when and to the extent requested by Westport Fuel Systems, but Westport Fuel Systems is not required to request the sale of any minimum amount of Common Shares qualified under this Prospectus Supplement and, if it requests a sale, the Agents are not obligated to purchase any Common Shares that are not sold. As a result, Westport Fuel Systems may raise substantially less than the maximum total Offering amount or none at all.

Number of Common Shares to be Offered

The Common Shares will be sold by the Agents at the market price prevailing at the time of sale and, therefore, there is no certainty as to the number of Common Shares that may be sold under the Offering. If the prevailing market price for the Common Shares declines, then Westport Fuel Systems will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

Broad Discretion in the Use of Proceeds

Management of Westport Fuel Systems will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on Westport Fuel Systems and cause the price of the Common Shares to decline. Pending their use, Westport Fuel Systems may invest the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus in a manner that does not produce income or that loses value.

We may not realize the anticipated benefits from joint ventures, investments, or acquisitions.

Our current joint ventures (including the JV with Volvo discussed above), and any future joint venture, investment, or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The JV, specifically, involves a number of risks including difficulties integrating operations and employees; and the inability to realize operational and financial efficiencies, growth and benefits anticipated as a result of the JV. Such risks and difficulties, if these materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses, and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We conduct certain of our operations through joint ventures under contractual arrangements under which we share some or all management responsibilities with one or more partners. Joint venture operations (including the JV) carry a range of risks, including those relating to: (1) failure of our joint venture partner(s) to satisfy contractual obligations; (2) strategic objectives of joint venture partner(s) that may differ from our own; (3) potential conflicts between us and our joint venture partner(s) that lead to delays in decision-making; (4) breaches of the terms of any joint venture agreement; (5) capital call obligations under applicable joint venture agreements; and (6) additional complexity and limitations to implement some or all of our operational policies, Code of Conduct and controls, or control legal and regulatory compliance, within the joint venture(s). Employees or agents of our joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labor laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

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Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus under the heading "Special Notice Regard Forward-Looking Statements".

Additional Issuance of Common Shares May Result in Dilution

Westport Fuel Systems may issue additional securities in the future, which may dilute a shareholder's holdings in Westport Fuel Systems. Westport Fuel Systems' articles permit the issuance of an unlimited number of Common Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuance. Westport Fuel Systems' board of directors has discretion to determine the price and the terms of further issuances. Westport Fuel Systems cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and Westport Fuel Systems may experience dilution in its revenue per share.

If a U.S. person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a "United States person" (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code")) is treated as owning (directly, indirectly or constructively) at least 10% of the total value or total combined voting power of our shares, such person would be treated as a "United States shareholder" (within the meaning of Section 951(b) of the Code) with respect to each "controlled foreign corporation" (within the meaning of Section 957(a) of the Code, and each a "CFC") in our group (if any). In addition, because our group includes one or more United States subsidiaries, certain of our non-U.S. subsidiaries are currently treated as CFCs, regardless of whether we are treated as a CFC. A United States shareholder of a CFC is generally required to annually report and include in its U.S. taxable income its pro rata share of Subpart F income, global intangible low-taxed income and investments in U.S. property by CFCs, whether or not we make any distributions. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder's U.S. federal income tax return for the year for which reporting was due from starting. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. We cannot provide any assurances that we will have sufficient information to assist investors in determining whether we or any of our subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC. We also cannot guarantee that we will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. investors should consult their advisors regarding the potential application of these rules to an investment in our Common Shares.

International Operations and Sanctions

Westport Fuel Systems presently conducts a portion of our light-duty OEM and independent aftermarket ("IAM") businesses in Russia by selling our products to numerous OEMs and other IAM customers. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The sanctions have had a significant impact on our ability to conduct business with our Russian customers due to restrictions caused by ownership and the ability of some Russian customers to pay for goods because of banking restrictions. In addition, recent limitations and restrictions imposed on the export of Russian natural gas have had a significant impact on the price of natural gas. In the second quarter of 2024, Westport Fuel Systems determined to terminate its business in Russia. Notwithstanding such determination, and while Westport Fuel Systems does not intend to continue or grow its business in Russia, as a result of certain obligations under existing contracts, Westport Fuel Systems currently has some ongoing operations in Russia, which Westport Fuel Systems expect to terminate by the end of 2024. Revenues generated in the Russian market were $2.4 million and $3.8 million for the three and six months ended June 30, 2024 compared to $4.3 million and $7.6 million for the same periods in 2023.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, Canadian counsel to Westport Fuel Systems, and Fasken Martineau DuMoulin LLP, Canadian legal counsel to the Agents, the following is, as of the date of this Prospectus Supplement, a general summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder ("Tax Act") generally applicable to an investor who acquires beneficial ownership of Common Shares pursuant to this Prospectus Supplement. This summary applies only to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm's length with the Corporation and each of the Agents, (ii) is not affiliated with the Corporation or either Agent, and (iii) acquires and holds the Common Shares as the beneficial owner thereof and as capital property (a "Holder"). The Common Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof, (ii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and the assumption that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all, and (iii) our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.

This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act) for the purposes of the mark-to-market rules; (ii) that is a "specified financial institution" (as defined in the Tax Act) ; (iii) that reports its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (iv) an interest in which is a "tax shelter investment" (as defined in the Tax Act); (v) that enters into a "synthetic disposition arrangement" or "derivative forward agreement" (each as defined in the Tax Act) in respect of the Common Shares; (vi) that receives dividends on the Common Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); (vii) that is a corporation resident in Canada that is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident corporation or a non-resident person or group of non-resident persons (including any combination of non-resident corporations, non-resident individuals or non- resident trusts) that do not deal with each other at arm's length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act; (viii) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere; or (ix) that is exempt from tax under Part I of the Tax Act. Such Holders, should consult their own tax advisors with respect to an investment in the Common Shares.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, based on the relevant exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder's particular circumstances. Holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances.

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Holders Resident in Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is, or is deemed to be, resident in Canada (a "Resident Holder"). A Resident Holder who might not otherwise be considered to hold their Common Shares as capital property, may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. To the extent the Corporation designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, such dividends will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, a dividend received or deemed to be received on a Common Share will generally be deductible in computing its taxable income for that taxation year. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may also be liable under Part IV of the Tax Act to a tax (refundable in certain circumstances) on any dividend that it receives or is deemed to receive on the Common Shares to the extent that such dividend is deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will deem a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Common Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, a Common Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or less) than the total of: (i) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to this Offering will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property at that time.

Subject to the 2024 Tax Proposals (as defined below), a Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a "taxable capital gain" as defined in the Tax Act) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss" as defined in the Tax Act) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Pursuant to Tax Proposals announced in the Federal Budget on April 16, 2024, introduced in Canadian Parliament on June 10, 2024 in a Notice of Ways and Means Motion and released as draft legislative proposals on August 12, 2024 (the "2024 Tax Proposals"), subject to certain transitional rules, the portion of a capital gain or capital loss included in the taxable capital gain or allowable capital loss will be increased from one-half to two-thirds in respect of (i) dispositions realized by a Resident Holder that is an individual (excluding a trust) on or after June 25, 2024, for the portion of capital gains realized in the year that exceed $250,000, and (ii) dispositions realized by a Resident Holder that is a corporation or trust on or after June 25, 2024. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may (subject to appropriate adjustment to the inclusion rate pursuant to the 2024 Tax Proposals) be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act. Resident Holders are advised to consult their personal tax advisors with regard to the 2024 Tax Proposals.

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If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Common Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Common Shares (or a share for which a Common Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is at any time in relevant taxation year a "substantive CCPC" (as defined in the Tax Act) may be subject to an additional tax (refundable in certain circumstances) on its "aggregate investment income" which is defined in the Tax Act to include dividends that are not deductible in computing taxable income and an amount in respect of taxable capital gains.

Minimum Tax

Capital gains and taxable dividends received or deemed to be received in respect of the Common Shares by a Resident Holder who is an individual (other than certain specified trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; (ii) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada; (iii) is not a person who carries on an insurance business in Canada and elsewhere; (iv) is not an "authorized foreign bank" (as defined in the Tax Act); and (v) is not a "foreign affiliate" (as defined in the Tax Act) of a person resident in Canada (a "Non-Resident Holder").

Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) on the Common Shares to a Non-Resident Holder by the Corporation on the Common Shares generally will be subject to Canadian withholding tax at the rate of 25% on the gross amount of such dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Treaty and is the beneficial owner of the dividends is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a Non-Resident Holder that is a corporation resident in the United States that beneficially owns at least 10% of the Corporation's voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless: (i) the Common Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under the terms of an applicable income tax treaty or convention.

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Provided the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, the Common Shares will not constitute taxable Canadian property to the Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, Common Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

In the event that a Non-Resident Holder disposes of (or is deemed to have disposed of) a Common Share that is (or is deemed to be) taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable tax treaty, the income tax consequences discussed above under the heading "Residents of Canada—Dispositions of Common Shares" will generally apply to the Non-Resident Holder. Non-Resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Shares issued pursuant to this Offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder (the "Treasury Regulations"), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service ("IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder of our Common Shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Common Shares.

This discussion is limited to U.S. Holders that hold our Common Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment) and that have acquired their Common Shares in this Offering. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	persons that directly, indirectly or constructively own 10% or more of the total combined voting power or value of all classes of our share capital;
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•	real estate investment trusts or regulated investment companies;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to own Common Shares under the constructive sale provisions of the Code;

•	persons who hold or receive our Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that do not have the U.S. dollar as their functional currency;

•	persons that are resident in or have a permanent establishment outside of the United States;

•	tax-qualified retirement plans; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder

For purposes of this discussion, a "U.S. Holder" is any beneficial owner of our Common Shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Common Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income (such as interest income); or

•	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations, we do not believe that we currently are or will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, there can be no assurance that we have not been or will not be a PFIC for any taxable year.

If we are considered to be a PFIC at any time that a U.S. Holder holds our Common Shares, any gain recognized by the U.S. Holder on a sale or other disposition of the Common Shares, as well as the amount of any "excess distribution" (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder's holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on Common Shares exceeds 125% of the average of the annual distributions on the Common Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our Common Shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our Common Shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC (described above). If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If we are considered to be a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Common Shares.

U.S. Holders should consult their tax advisors regarding the adverse tax consequences of owning the Common Shares were we to be a PFIC, certain elections that may be made that are designed to lessen the adverse tax consequences and reporting requirements that are applicable to U.S. Holders of stock of a PFIC.

Taxation of Dividends and Other Distributions on the Common Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to our Common Shares generally will be includible in your gross income as dividend income on the date you receive such distribution, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Common Shares, and then, to the extent such excess amount exceeds your tax basis in your Common Shares, as capital gain. We currently do not, and do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to qualified dividend income, provided (1)(a) we are eligible for the benefits of the United States-Canada income tax treaty (the “Treaty"), or (b) the dividends are with respect to Common Shares that are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain other requirements (including holding period and at risk requirements) are met. We have given notice to the Nasdaq, which for this purpose is an established securities market in the United States, of the offering of the Common Shares. The determination of whether a dividend qualifies for the preferential tax rates described above must be made at the time the dividend is paid. Although we do not believe we are or will be a PFIC for the current taxable year or future taxable years, whether we are treated as a PFIC for any taxable year will depend on factual circumstances during such year, and therefore there can be no assurance that we will not be a PFIC for the taxable year in which such dividend is paid.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency determined by reference to the spot rate of exchange on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a distribution in a foreign currency is converted into U.S. dollars on the day it is received, the U.S. Holder will not be required to recognize foreign currency gain or loss with respect to such distribution. Any gain or loss on a conversion or other disposition of the foreign currency for a different U.S. dollar amount on a later date generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will generally constitute foreign-source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us with respect our Common Shares will generally constitute passive category income but could, in the case of certain U.S. Holders, constitute general category income. However, if the Corporation is a "United States-owned foreign corporation," solely for foreign tax credit purposes, a portion of the dividends allocable to the Corporation's U.S.-source earnings and profits may be re-characterized as U.S. source. A "United States-owned foreign corporation" is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. Under an exception, dividends will not be allocated to U.S.-source income if less than 10% of the earnings and profits of the United States-owned foreign corporation are attributable to sources within the United States. We cannot provide any assurances that we will not be characterized as a "United States-owned foreign corporation". If we are a United States-owned foreign corporation, and 10% or more of our earnings and profits are attributable to sources within the United States, the portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits would be treated as U.S.-source, and a U.S. Holder would not be permitted to offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of the dividends. The rules relating to the determination of the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

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If Canadian withholding taxes apply to any dividends paid to you with respect to the Common Shares, subject to certain conditions and limitations (including specific holding period and at risk rules), such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Treaty, the U.S. Holder may not be entitled to credits for the excess amount, even if the procedures for claiming refunds and the practical likelihood that refunds would be made available in a timely fashion were uncertain. Pursuant to applicable Treasury Regulations, if a U.S. Holder is not eligible for the Treaty or depending on the nature of the Canadian withholding tax, the U.S. Holder may not be able to claim a foreign tax credit arising from Canadian withholding tax imposed on dividends, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Canada or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income).

The rules relating to the determination of the foreign tax credit are particularly complex, and each U.S. Holder should consult its tax advisor regarding the availability of a U.S. foreign tax credit in its particular circumstances, including its eligibility for benefits under the Treaty and the potential impact of the applicable Treasury Regulations and the temporary IRS relief as well as the possibility of claiming a deduction (in lieu of the U.S. foreign tax credit).

Taxation of Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a taxable sale or other taxable disposition of our Common Shares, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such Common Shares. Your tax basis in your Common Shares generally will equal the cost of such Common Shares. Any gain or loss on the sale or other disposition of such Common Shares generally will be treated as U.S.-source income or loss, and as long-term capital gain or loss if your holding period in such Common Shares at the time of the disposition exceeds one year. Because capital gain on the sale or other disposition of our Common Shares generally will be treated as U.S.-source gain, in the event any Canadian tax (including withholding tax) is imposed upon such sale or other disposition, you may not be able to utilize foreign tax credits unless (1) the gain is resourced as foreign-source under the provisions of the Treaty and you elect to apply the Treaty or (2) you have foreign-source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

The rules relating to the determination of the foreign tax credit are particularly complex, and each U.S. Holder should consult its tax advisor regarding the availability of a U.S. foreign tax credit in its particular circumstances, including its eligibility for benefits under the Treaty and the potential impact of the applicable Treasury Regulations and the temporary IRS relief as well as the possibility of claiming a deduction (in lieu of the U.S. foreign tax credit).

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our Common Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If a U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

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Information Reporting and Backup Withholding

Payments of distributions with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Individuals and certain entities that have U.S. individual owners or beneficiaries may be required to report information on IRS Form 8938 relating to an interest in our Common Shares, subject to certain exceptions (including an exception for our Common Shares held in accounts maintained by certain financial institutions). Penalties can apply if a U.S. Holder fails to satisfy such reporting requirements, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which a required IRS Form 8938 is filed. You should consult your tax advisor regarding the effect, if any, of reporting requirements on your ownership and disposition of our Common Shares.

THE DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN OUR COMMON SHARES. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated April 13, 2023, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, the Prospectus as well as the documents incorporated by reference herein and therein in relation to an at-the-market offering. This exemption is granted on the condition that the Prospectus and any prospectus supplement (other than in relation to an at-the-market offering) be translated into French if the Corporation offers securities to Québec purchasers in connection with an offering other than in relation to an at-the-market offering.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP and Latham & Watkins, LLP, counsel to the Corporation, and on behalf of the Agents by Fasken Martineau DuMoulin LLP and Faegre Drinker Biddle & Reath LLP, counsel to the Agents.

As of the date of this Prospectus Supplement, the partners and associates of Bennett Jones LLP and Latham & Watkins, LLP beneficially owned, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

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AGENT FOR SERVICE OF PROCESS

D. Hancock, V. Schaller and E. Wheatman are directors of the Corporation who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

The consolidated financial statements of Westport Fuel Systems as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP have confirmed with respect to Westport Fuel Systems that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Westport Fuel Systems under all relevant US professional and regulatory standards.

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This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of Westport Fuel Systems Inc. (“Westport Fuel Systems” the “Corporation”, “we”, “us” or “our”) at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

FINAL SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering May 18, 2023

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WESTPORT FUEL SYSTEMS INC.

U.S.$200,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

___________________

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale from time to time, during the 25-month period that this Prospectus, including any amendments, remains valid, of up to U.S.$200,000,000 (or the equivalent in other currencies or currency units based on the applicable exchange rate at the time of the offering) aggregate initial offering price or principal amount, as applicable, of our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination, (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). The Securities may be offered by us or by our securityholders. We, or our securityholders, may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Warrants, Debt Securities and Units, with such terms as we, or our securityholders, may determine in light of market conditions. We, or our securityholders, may sell the Preferred Shares, Subscription Receipts, Warrants and Debt Securities in one or more series.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices, such as market prices prevailing at the time of sale or prices related to such prevailing market prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”) including sales made directly on the TSX, the Nasdaq or other existing trading markets for the Securities, and as set forth in one or more supplements to this Prospectus (each, a “Prospectus Supplement”). This Prospectus may qualify an “at-the-market distribution”, as defined under NI 44-102 (an “ATM Distribution”).

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available or has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific variable terms of any offering of Securities will be set forth in a Prospectus Supplement, including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption or purchase provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities, any defeasance provisions, security (if any) applicable to such Debt Securities and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

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You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 relating to the Securities under the United States Securities Act of 1933 (as amended, the “U.S. Securities Act”). This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport Fuel Systems’ website at www.wfsinc.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. See “Where You Can Find Additional Information”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference into this Prospectus have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are subject to Canadian and U.S. auditing and auditor independence standards.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States. See “Enforcement of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our issued and outstanding Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPRT” and on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “WPRT”. On May 17, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was Cdn.$0.97 per Common Share and the closing price of the Common Shares on Nasdaq was U.S.$0.73 per Common Share. Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities to be offered thereunder will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any applicable Prospectus Supplement. This may affect the pricing of these Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

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No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

Subject to applicable laws, and other than in relation to an ATM Distribution, in connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer of an ATM Distribution, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter, dealer or agent, as the case may be, with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, the public offering price, the proceeds expected to be received by us or any selling security holder, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution will be named in the related Prospectus Supplement.

D. Hancock, R. Forst, V. Schaller and E. Wheatman, each a director of the Corporation, D. Johnson, the Chief Executive Officer and director of the Corporation, and W. Larkin, the Chief Financial Officer of the Corporation, reside outside of Canada. Each of the foregoing has appointed Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Our head office is located at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

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Page

DEFINITIONS AND OTHER MATTERS	1
NON-GAAP FINANCIAL MEASURES	1
SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	3
WHERE YOU CAN FIND ADDITIONAL INFORMATION	4
ENFORCEABILITY OF CIVIL LIABILITIES	5
WESTPORT FUEL SYSTEMS INC.	5
OUR BUSINESS	5
RECENT DEVELOPMENTS	6
CONSOLIDATED CAPITALIZATION	6
USE OF PROCEEDS	6
PLAN OF DISTRIBUTION	7
EARNINGS COVERAGE	10
DESCRIPTION OF COMMON SHARES	10
DESCRIPTION OF PREFERRED SHARES	10
DESCRIPTION OF SUBSCRIPTION RECEIPTS	11
DESCRIPTION OF WARRANTS	12
DESCRIPTION OF DEBT SECURITIES	13
DESCRIPTION OF UNITS	15
PRIOR SALES	16
MARKET FOR SECURITIES	17
SELLING SECURITYHOLDERS	17
RISK FACTORS	17
CERTAIN INCOME TAX CONSIDERATIONS	18
EXEMPTIONS	18
LEGAL MATTERS	18
AGENT FOR SERVICE OF PROCESS	18
AUDITORS	19
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	19
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS	19

DEFINITIONS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Westport Fuel Systems” or the “Corporation” are to Westport Fuel Systems Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference into this Prospectus and any Prospectus Supplement is determined using U.S. GAAP.

NON-GAAP FINANCIAL MEASURES

Certain documents incorporated by reference in this Prospectus refer to certain financial and other measures that are not determined in accordance with U.S. GAAP and include forward-looking information. Such performance measures are employed by our management internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other companies may calculate EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities differently.

In addition to conventional measures prepared in accordance with U.S. GAAP, the Corporation uses EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities. For information regarding the non-GAAP financial measures used by the Corporation, including the composition of these measures, how management utilizes each non-GAAP financial measure and, where applicable, a reconciliation of the Corporation’s historical non-GAAP financial measures to the most directly comparable measure calculated in accordance with U.S. GAAP for the applicable period then ended, please see “Non-GAAP Financial Measures” in the Annual MD&A. Specifically, the sections of the Annual MD&A titled “Non-GAAP Financial Measures” include information that has been incorporated by reference for these non-GAAP and other financial measures. The Annual MD&A is available on our SEDAR profile at www.sedar.com.

See “Documents Incorporated by Reference”.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference in this Prospectus, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”). When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements which include, but are not limited to, the manner in which the selling securityholders may sell Securities; the filing of one or more Prospectus Supplement(s); the expansion of our product offering; the consolidation of the Corporation’s issued and outstanding Common Shares, the timing of such consolidation, the consolidation ratio to be applied and the approval of the consolidation by the TSX and the Nasdaq; the long-term replacement of fossil fuels with low/zero emissions propulsion systems for transportation; the future role of liquified natural gas (“LNG”), biomethane and hydrogen; the future supply of, demand for, and costs of hydrogen; and our business objectives and the expected impacts of previously announced acquisitions and developments.

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading “Forward-Looking Information” and the Annual MD&A (as defined below) under the heading “Forward-Looking Statements”, both of which are incorporated by reference into this Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus and the documents incorporated by reference into this Prospectus.

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Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to several uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

•	supply of, demand for and price of lower/zero emission propulsion systems for transportation;

•	actions of government and governmental authorities, including, without limitation, the implementation of policies or other measures that promote the supply of and demand for LNG, biomethane and hydrogen;

•	conditions in the hydrogen and other industries, including fluctuations in the supply, demand and price for hydrogen;

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers (“OEMs”) with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas, liquid natural gas, liquid petroleum gas and hydrogen relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas and hydrogen refueling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	there could be unforeseen claims made against us;

•	our international business operations could expose us to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for our products;

•	other risks relating to our Common Shares and Debt Securities;

•	negative operating cash flows;

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•	risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems; and

•	those other risks discussed in the AIF under the heading “Risk Factors” and in the Annual MD&A under the heading “Forward-Looking Statements”.

Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference into this Prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference into this Prospectus:

•	the annual information form of Westport Fuel Systems for the year ended December 31, 2022 dated March 6, 2023 (the “AIF”);

•	the management proxy circular dated March 6, 2023, relating to the annual general and special meeting of shareholders held on April 6, 2023;

•	audited consolidated financial statements as at December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022 and December 31, 2021, together with the notes thereto, and the auditors’ report thereon; and

•	management’s discussion and analysis of financial condition and results of operations dated March 13, 2023 for the fiscal year ended December 31, 2022 (the “Annual MD&A”).

Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus and before the termination of the distribution shall be deemed to be incorporated by reference into this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part, if and to the extent expressly provided in such filings. In addition, we have and will incorporate by reference into this Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

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Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 General Prospectus Requirements) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form, audited annual consolidated financial statements and related management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, the previous audited consolidated annual financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

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We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Alberta). A number of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.

We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.

We have been advised by our Canadian counsel that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

WESTPORT FUEL SYSTEMS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

OUR BUSINESS

Westport Fuel Systems is a global organization focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. We believe that alternative fuels, such as liquified petroleum gas (“LPG”), natural gas, biomethane, and hydrogen, provide environmental and economic advantages to common liquid fossil fuels like gasoline and diesel fuels in many applications, offering compelling environmental, economic, and energy security benefits.

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Westport Fuel Systems supplies advanced fuel delivery components and systems that address lower emissions regulations to create a greener and cleaner tomorrow. By creating a path to carbon neutrality, our technologies deliver the performance and fuel efficiency required by transportation applications and deliver the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve customers in more than 70 countries with leading global transportation brands through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger cars and light-, medium- and heavy-duty trucks and off-road applications.

As new stringent environmental regulations mandating greenhouse gas emission (“GHG”) and air pollutant reductions have been introduced in key global markets, we are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our operational competency in well-established transportation markets, our development of new technologies provides us a leadership position in gaseous alternative fuel systems which is expected to drive future growth. With a decades-long track record of innovation and specialized engineering capabilities, Westport Fuel Systems possesses a strong and unique intellectual property position as evidenced by our substantial patent portfolio, trade secrets and copyrights and other intellectual property rights.

RECENT DEVELOPMENTS

At the Corporation’s annual general and special meeting of shareholders, held on April 6, 2023, shareholders passed a special resolution authorizing the Board, in its discretion, to approve an amendment to the Articles of the Corporation to consolidate the Corporation’s issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares (the “Consolidation”). The Board has approved the Consolidation on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares outstanding. The Consolidation will reduce the number of outstanding common shares of the Company from 171,719,337 to approximately 17,171,934, subject to rounding for fractional shares. The Consolidation will not affect any shareholder’s percentage ownership of the Corporation, except to the extent that any shareholder’s percentage ownership is reduced by virtue of the fact that no fractional shares will be issued as a result of the Consolidation, as entitlements will be rounded down to the nearest whole number of Common Shares.

The Consolidation is subject to the approval of the TSX and the Nasdaq and is expected to become effective in early June.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and debt capitalization of the Corporation, on a consolidated basis, since December 31, 2022 to the date of this Prospectus.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we expect to use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness or for working capital purposes, as will be further described in one or more Prospectus Supplements. All Prospectus Supplements under this Prospectus will include reasonable detail of the use of proceeds from any offering of Securities hereunder. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any selling securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer manager or similar securities industry professionals in respect of any sales by us or a selling securityholder will be described in any applicable Prospectus Supplement.

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As disclosed in the Annual Financial Statements, the Corporation has negative cash flow from operating activities. To the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from an offering of Securities may be used to fund such negative cash flow from operating activities. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Corporation will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods. See “Risk Factors”.

There may be circumstances where, on the basis of results of operations or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including the risk factors set forth in the applicable Prospectus Supplement and the documents incorporated by reference herein and therein.

PLAN OF DISTRIBUTION

New Issue

We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices, such as market prices prevailing at the time of sale or prices related to such prevailing market prices to be negotiated with purchasers, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX, the Nasdaq or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

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Any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units that is not a secondary offering will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units.

Subject to applicable laws, and other than in relation to an ATM Distribution, in connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

No underwriter or dealer of an ATM Distribution, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the U.S. Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Securities at a stipulated price per Security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Securities in the course of hedging in positions they assume. The selling securityholders may also sell our Securities short and deliver our Securities covered by this Prospectus to close out short positions and to return borrowed Securities in connection with such short sales.

The selling securityholders may also loan or pledge our Securities to broker-dealers that in turn may sell such Securities. The selling securityholders may pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Securities from time to time pursuant to this Prospectus or any supplement to this Prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate our Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Securities may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Securities is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part.

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The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian and United States securities legislation and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any of our Securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Securities to engage in market-making activities with respect to our Securities. All of the foregoing may affect the marketability of our Securities and the ability of any person or entity to engage in market-making activities with respect to our Securities.

Once sold under the shelf registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE

If we offer Debt Securities or Preferred Shares having a term to maturity in excess of one year, under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF COMMON SHARES

The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

In the event of our merger or consolidation with or into another entity, in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES

The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the board of directors to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport Fuel Systems, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

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The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the warrant agreement, original purchasers of Warrants may have a contractual right of rescission against Westport Fuel Systems, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.

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The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

Debt Securities will be issued under one or more indentures (each, an “Indenture”), in each case between Westport Fuel Systems and an appropriately qualified financial institution authorized to carry on business as a trustee (each, a “Trustee”).

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The following description sets forth certain general terms and provisions of Debt Securities. The description is not, however, exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Indenture. Accordingly, reference should also be made to the applicable Indenture, a copy of which will be filed by us with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Debt Securities thereunder, and will be available electronically on SEDAR at www.sedar.com.

The Debt Securities may be issued from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Indenture, a series of Debt Securities may be reopened for issuance of additional Debt Securities of that series.

The Debt Securities will be direct secured or unsecured obligations of Westport Fuel Systems, and will constitute senior or subordinated indebtedness of Westport Fuel Systems as described in the applicable Prospectus Supplement. If the Debt Securities are unsecured senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Westport Fuel Systems from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Westport Fuel Systems as described in the applicable Prospectus Supplement and their ranking with respect to other subordinated indebtedness of Westport Fuel Systems from time to time outstanding will be as described in the applicable Prospectus Supplement. We reserve the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

The particular terms and provisions of each issue of Debt Securities will be described in the applicable Prospectus Supplement. This description will include, as applicable:

•	the designation, aggregate principal amount and authorized denominations of the Debt Securities;

•	any limit upon the aggregate principal amount of the Debt Securities;

•	the currency for which the Debt Securities may be purchased and in which the principal and any premium or interest is payable (in either case, if other than Canadian dollars);

•	the offering price of the Debt Securities and percentage of the principal amount at which they will be issued;

•	the date(s) on which the Debt Securities will be issued and delivered;

•	the date(s) on which the Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);

•	the rate(s) per annum (either fixed or floating) at which the Debt Securities will bear interest (if any) and, if floating, the method of determining such rate(s);

•	the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);

•	any security or guarantees given in respect of the Debt Securities;

•	the ranking of the Debt Securities and if applicable, their subordination to other indebtedness of Westport Fuel Systems;

•	the identity of the Trustee under the applicable Indenture pursuant to which the Debt Securities are to be issued;

•	any redemption terms, or terms under which the Debt Securities may be defeased prior to maturity;

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•	any repayment or sinking fund provisions;

•	events of default and covenants in respect of the Debt Securities;

•	whether the Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;

•	whether the Debt Securities may be converted or exchanged for other securities of Westport Fuel Systems or any other entity;

•	if applicable, our ability to satisfy all or a portion of any redemption of the Debt Securities, payment of any premium or interest thereon, or repayment of the principal owing upon the maturity through the issuance of securities of Westport Fuel Systems or of any other entity, and any restrictions on the persons to whom such securities may be issued;

•	provisions governing amendments to the Indenture; and

•	any other material terms, conditions or other provisions applicable to the Debt Securities, including, without limitation, transferability, adjustment terms and whether the subscription receipts will be listed on an exchange.

We reserve the right to include in a Prospectus Supplement specific terms and provisions pertaining to the Debt Securities in respect of which the Prospectus Supplement is filed that are not within the variables and parameters set forth in this Prospectus. To the extent that any terms or provisions or other information pertaining to the Debt Securities described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Debt Securities.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

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•	the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PRIOR SALES

The following table summarizes the issuance by the Corporation of Common Shares or securities that are convertible into Common Shares for the 12-month period prior to the date of this Prospectus.

Date of Issuance	Securities	Number of Securities	Exercise or Weighted Average Issue Price per Security (US$)
2022
May 1 – 31	Common Shares(1)	25,001	1.86
June 1 – 30	Common Shares(1)	9,259	1.09
July 1 – 31	Common Shares(1)	-	-
August 1-31	Common Shares(1)	36,097	1.05
September 1 – 30	Common Shares(1)	41,144	1.69
October 1 – 31	Common Shares(1)	-	-
November 1-30	Common Shares(1)	5,769	2.87
December 1-31	Common Shares(1)	1,117	4.76
May 12	RSUs(2)	265,000	1.00
May 12	DSUs(2)	325,000	1.00
May 24	RSUs(2)	36,097	1.08
May 25	RSUs(2)	9,259	1.11
September 19	RSUs(2)	7,810	1.04
2023
January 1-31	Common Shares(1)	416,172	2.97
February 1-28	Common Shares(1)	-	-
March 1-31	Common Shares(1)	-	-
April 1-30	Common Shares(1)	-	-
May 1 – 17	Common Shares(1)	-	-
March 21	RSUs(2)	1,393,557	1.28
March 21	PSUs(2)	1,501,629	0.99
May 11	RSUs(2)	82,072	0.76
May 11	DSUs(2)	776,314	0.76

_____________

Notes:

(1)	Represents the issuance of Common Shares issued upon exercise of restricted share units (“RSUs”) and bonus shares under the Westport Fuel Systems Omnibus Plan.

(2)	Represents the issuance of RSUs, performance share units (“PSUs”) and deferred share units (“DSUs”) under the Westport Fuel Systems Omnibus Plan. Common Shares issued upon exercise of RSUs and PSUs have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.

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MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPRT” and on Nasdaq under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and Nasdaq for the periods indicated. On May 17, 2023, the last completed trading day prior to the date of this Prospectus, the closing price of the Common Shares listed on the TSX was Cdn$0.97 per Common Share and U.S.$0.73 as listed on the Nasdaq. The table below was populated based on data generated by Bloomberg Terminal for trading on the TSX and by Nasdaq’s website for trading on the Nasdaq.

	TSX			Nasdaq
	High (Cdn.$)	Low (Cdn.$)	Volume (Millions)	High (U.S.$)	Low (U.S.$)	Volume (Millions)
Period
2022
March	3.14	1.47	11.62	2.73	1.14	80.97
April	2.21	1.25	6.23	1.77	0.95	27.41
May	1.69	1.29	8.74	1.33	1.00	28.03
June	1.73	1.25	2.53	1.39	0.96	14.95
July	1.57	1.37	2.67	1.22	1.05	16.25
August	2.05	1.21	4.38	1.60	0.87	22.51
September	1.55	1.12	1.49	1.19	0.80	14.26
October	1.31	1.01	1.09	0.97	0.75	8.01
November	1.32	1.02	1.95	0.98	0.75	14.87
December	1.38	1.28	1.30	1.02	0.95	13.07
2023
January	1.40	1.04	1.81	1.03	0.77	7.21
February	1.80	1.34	2.59	1.33	0.99	1.56
March	1.84	1.10	2.7	1.34	0.80	12.8
April	1.30	0.94	1.48	0.95	0.74	10.11
May 1-17	1.07	0.89	0.83	0.81	0.66	4.54

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include, without limitation, where applicable: (i) the names of the selling securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each selling securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the selling securityholders both of record and beneficially, of record only or beneficially only; (vi) if the selling securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and (vii) if the selling securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the securityholder in the aggregate and on a per Security basis.

RISK FACTORS

Risk factors relating to our business are discussed in our AIF, our Annual MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference into this Prospectus, which risk factors are incorporated by reference into this Prospectus. An investment in our business involves risk, and prospective purchasers of Securities should consider carefully such risk factors, as well as the other information contained in and incorporated by reference into this Prospectus and, if applicable, in the applicable Prospectus Supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. You could lose all or part of your investment in the Securities.

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The Corporation has negative cash flow from operating activities. There is no assurance that sufficient revenues will be generated in the near future to result in positive cash flow from operating activities. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation may be required to raise additional funds through the issuance of additional equity securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that such sources of financing will be on terms at least as favourable to the Corporation as those previously obtained, or at all. The Corporation’s ability to successfully raise additional capital and maintain liquidity may be impaired by factors outside of its control.

Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation can provide no assurance that it will successfully address any or all of these risks.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated April 13, 2023, Westport Fuel Systems was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an ATM Distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an ATM Distribution) be translated into French if Westport Fuel Systems offers Securities to Québec purchasers in connection with an offering other than in relation to an ATM Distribution.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Latham & Watkins LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

As of the date of this Prospectus, to the best of our knowledge, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of our securities.

AGENT FOR SERVICE OF PROCESS

Certain directors of the Corporation and certain executive officers of the Corporation who have signed certificates in this Prospectus reside outside of Canada. Each of (i) D. Johnson, Chief Executive Officer and a director of the Corporation, (ii) D. Hancock, a director of the Corporation, (iii) R. Forst, a director of the Corporation, (iv) V. Schaller, a director of the Corporation, (v) E. Wheatman, a director of the Corporation, and (vi) W. Larkin, Chief Financial Officer of the Corporation, reside outside of Canada. These individuals have appointed the following agent for service of process:

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Name of Persons	Name and Address of Agent
D. Johnson, D. Hancock, R. Forst, V. Schaller, E. Wheatman and W. Larkin	Bennett Jones LLP, 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7

Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

The consolidated financial statements of Westport Fuel Systems as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP have confirmed with respect to Westport Fuel Systems that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Westport Fuel Systems under all relevant US professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

•	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors, KPMG LLP;

•	the consent of our Canadian counsel, Bennett Jones LLP;

•	the consent of our United States counsel, Latham & Watkins LLP;

•	powers of attorney from our directors and officers; and

•	form of Debt Indenture.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto, irrespective of the determination at a later date of the purchase price of the securities distributed. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, an accompanying Prospectus Supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Debt Securities, Subscription Receipts and Warrants (including any of the foregoing contained in any Units), which are convertible into other securities of the Corporation will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Debt Securities, Subscription Receipts and Warrants.

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The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

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